

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2015

Via U.S. Mail
Kyle Markward
President and Chief Executive Officer
Remove-By-You, Inc.
128 Walnut Hill Road
Bethel, CT 06801

> **Re: Remove-By-You, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 20, 2015**
> **File No. 333-201607**

Dear Mr. Markward:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that you may be a blank check company as defined by Rule 419 under the Securities Act of 1933, as amended. In this regard, we note the following:

- You state in your disclosure that you are a development stage company;
- Since formation, you have commenced limited operations and it is unclear whether you will be able to fully commence operations within the next 12 months;
- Because your president has no experience in this industry, you have a limited ability to carry out your proposed business plan;
- Since formation, you have not generated any revenues;
- You are issuing penny stock;
- You have received a going concern opinion from your independent public accountant; and

- You are not raising enough money to begin operations and have no plans to obtain such funding.

  These facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act of 1933. Please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide a detailed legal analysis explaining why you believe Remove-By-You, Inc. is not a blank check company.

2. Please advise us of all registration statements of companies for which your sole director and officer may have acted as a promoter or in which she had a controlling interest. Describe in detail the nature and extent of the direct or indirect relationship between your sole director and officer and those companies and their affiliates. Indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

Prospectus Summary, page 5

3. Please disclose that 68% of the maximum proposed offering amount will be applied to the costs of the offering and not business operations.

4. Please disclose that you are not raising enough money to commence operations and will need at least an additional $75,000 to $125,000 to purchase raw materials for formula inventory and introduce a marketing and advertising program.

5. We note that all subscription funds will be held in a noninterest-bearing account pending the completion of this offering, which is subject to management's determination that the offering is complete. Please disclose that it is possible that the offering can be deemed to have been completed at a point at which all of the funds raised would go towards offering expenses rather than your business plan.

6. Please disclose that the registrant does not own patents or the rights to any intellectual property.

7. It is unclear whether your proposed formula aids in tattoo removal or is meant to help in the healing process after the application of micro-needle tools. Please clarify your disclosure and provide a basis for your statements.

Risk Factors, page 8

Because we will operate in a highly competitive direct response market . . ., page 9

8.   We note that this risk factor and risk factor number 13 on page 11 cover the same risk. Please revise your disclosure to include one risk factor that covers the risks associated with operating in a highly competitive environment. See Item 503 of Regulation S-K.

We will be subject to competition from numerous companies, including a number of multi-national companies that have significantly greater financial and other resources, page 11

9.   We note the disclosure that you will be competing with hundreds of large and small skincare product companies, including such companies as L'Oreal S.A., Procter & Gamble Company, Estée Lauder Companies Inc. and numerous other multi-national companies. Please explain why you will be in competition with these companies. For instance, do these companies make similar products for this industry?

We have no patent protection and may not be able to protect our proprietary rights, page 11

10.   We note that you may claim proprietary rights in various unpatented technologies, know-how and trade secrets relating to your products and manufacturing processes. In an appropriate place in the prospectus please disclose what rights, know-how, and manufacturing processes you are referring to. If you do not yet have such things, please disclose that here.

We may be subject to product liability claims, page 12

11.   Please discuss in an appropriate place in the prospectus the industry accepted product testing your proposed product will be subject to and reconcile this with your statement that your business is not subject to material regulation. We may have additional comments.

The proposed aggregate proceeds of this Offering are less than the estimated . . ., page 15

12.   We note your disclosure regarding the aggregate proceeds of the offering is not consistent within this risk factor. Please revise to reconcile the discrepancy.

13.   Please revise to combine risk factors 24 and 29.

Use of Proceeds, page 20

14.   Please disclose whether your legal counsel is contractually obligated to defer any fees. If so, please file such agreement as an exhibit and disclose the material terms of that agreement. If you are party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, you should provide a

written description of the contract as an exhibit. For guidance you may wish to refer to Question 146.04 in the Regulation S-K of our Compliance and Disclosure Interpretations available on the Commission's website.

This Offering, page 21

15.   We note that the intended methods of communication include, *without limitations*, telephone and personal contact. Please disclose more details about how Mr. Markward will solicit purchasers of your securities.

Management's Discussion and Analysis or Plan of Operation, page 26

16.   We note that your president will provide services without compensation and that you do not have any plans to accrue any compensation for his services within the first 12 months. Please clarify whether there are any circumstances under which the president can be paid from the proceeds of this offering.

Liquidity, page 29

17.   Please explain in greater detail the other legal representation fees owed.

Business, page 32

18.   We note your disclosure that you believe your formulas can be used to develop two distinct product categories. Please provide disclosure regarding these two distinct product categories and disclose the basis for all statements related to your business plan throughout the prospectus. See Item 101(h)(4) of Regulation S-K.

19.   We note your disclosure that Kyle Markward has "limited professional and industry experience in developing these types of product and services . . ." Please add a risk factor discussing the risk associated with your sole employee's limited professional and industry experience as it relates to the development of your business. Additionally, please provide more details about how the proprietary formula was developed and tested, and by whom.

20.   We note your disclosure that you are currently developing a line of products and services. Because you have no cash, assets, or plans to obtain financing necessary to pursue your business plan, please revise your prospectus to remove the suggestion that you are *currently* developing any products or services.

Business, page 33

21.   We note your disclosure that it is believed that up to half of the 40 million people in the United States with tattoos will end up regretting their tattoos. Please revise your disclosure to substantiate such statement.

Products, page 33

22.   Please revise your disclosure to include a discussion of the different products in development within your skincare line.

23.   Please expand your disclosure to disclose, if true, that your office is Mr. Markward's residence.

Directors, Executive Officers, Promoters and Control Persons, page 37

Kyle Markward, page 38

24.   Please expand your disclosure to describe Mr. Markward's principal occupations and employment for the past five years, including an explanation regarding the nature of the responsibility undertaken by Mr. Markward at his current and prior positions. See Item 401(e) of Regulation S-K.

Item 17 Undertakings, page II-3

25.   Under paragraph 1 please delete "Provided however, that:" and sub-paragraphs A. and B.

26.   Please delete paragraphs 4 and 5 or, alternatively, please tell us why you think it is appropriate to include such paragraphs in your undertakings. See Item 512 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner (Staff Accountant) at 202-551-3744 or Al Pavot (Staff Accountant) at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Craig Slivka (Special Counsel) at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: <u>Via U.S. Mail</u>
       Blair Krueger, Esq.
       The Krueger Group, LLP
       7486 La Jolla Boulevard
       La Jolla, CA 92037